

December 7, 2022

Christopher Marlett
Chief Executive Officer
MDB Capital Holdings, LLC
4209 Meadowdale Lane
Dallas, TX 75229

> **Re: MDB Capital Holdings, LLC**
> **Registration Statement on Form S-1**
> **Filed on November 10, 2022**
> **File No. 333-268318**

Dear Christopher Marlett:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover page

1. We note your disclosure that the "initial public offering price of [your] class A common shares is expected to be $12.00." Please revise to clarify if the offering is at a fixed price, as opposed to referring to the offering price as "expected." Or if $12.00 is intended to be the price range, please confirm you will comply with Rule 430A under the Securities Act. Please also clarify on the cover page if there is a minimum offering requirement and if there is an arrangement for funds to be received in escrow, trust or similar arrangement. Refer to Item 501(b)(8) of Regulation S-K.

Prospectus Summary, page 1

2. Please include your revenue and net losses for the most recent audited period and interim

stub to provide a financial snapshot of your company and to balance the disclosure in this section.

3.   Please explain in the summary, as you have in the risk factor at page 15, that your business model does not rely upon the receipt of operating cash flows from partner companies. Please also explain how you generate revenues, or advise.

Risk Factors
The market, including clients and potential investors, may be skeptical of the viability, page 25

4.   Please briefly clarify here and in the business section what pipeline products you are referring to, what stage of development they are in, and what steps are further needed, if applicable, to make the pipeline products viable.

Use of Proceeds, page 35

5.   Please describe more specifically the intended uses of the net proceeds and the amount intended for each use or tell us why you are unable to do so. We also note your disclosure on page 57 that you "intend to use a portion of the capital raised in this offering to invest directly in the partner companies [you] co-found." Refer to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

6.   Please revise your Management's Discussion and Analysis (MD&A) to discuss your financial condition and changes in financial condition for each of the periods presented as required by Item 303(a) of Regulation S-K.

Business, page 55

7.   We note your references in several sections of the prospectus to your operations and employees in Nicaragua. Please revise the business section to explain briefly how many of your 30 full-time employees are in Nicaragua, what functions they perform, and how they fit into your overall business operations. Please also clarify and discuss what aspects of your business operations you plan to be in Nicaragua in the risk factor at page 17, "We plan on sourcing aspects of our business operations in Nicaragua."

8.   Please revise this section to provide additional details on how you invest in various companies, such as through holding their securities or otherwise, including your current investments into Public Ventures, PatentVest, and Invizyne. Please also clarify what you mean that you have helped them launch successful IPOs. In addition, disclose if you have any other business activities in addition to investment in such companies and, if so, describe such business activities in more detail. Please explain further what you mean by you generally remain involved with the companies for several years thereafter. Please explain the statement on page 58 that your public venture model is different than the typical venture capital fund model, by explaining why you think your model is different.

Track Record, page 55

9.   We note your disclosure that you "successfully have used the public market to finance 16 companies," and that all of their stocks traded at premiums to the IPO offering price post-IPO. We also note that you listed only three of these companies. Please tell us all 16 companies or remove references to a successful track record for a larger number of companies that are not listed in this section.

Distribution of Rights to our Shareholders, page 58

10.   We note your disclosure that you intend to partially raise capital for your partner companies through rights offerings, including offering rights in the partner shares to your shareholders. Please explain to us how you anticipate you will complete these anticipated offerings, such as if it will a registered offering. Discuss any risks with your anticipated plans, as applicable, or advise.

Our Corporate Sctructure, page 59

11.   Please tell us why Public Ventures and PatentVest do not appear on your corporate structure. In addition, identify "New Co #2" and "New Co #3" on the organizational chart. Similarly revise the corporate structure chart at page 3, as applicable.

Invizyne, page 67

12.   We note your reference in the third paragraph of this section to several biology companies that "have recently gone public and had valuations at certain points of up to multiple billions." Please either remove this statement or provide balancing disclosure that Invizyne may not be able to achieve similar results. In addition, provide support for your disclosure in the first paragraph on page 68 that Invizyne's IP portfolio "provides it with a strong position to dominate the field of cell-free enzymatic bioconversions as well as to foster additional innovation and know-how that will permit Invizyne to remain the leader in cell-free biosynthesis." Please briefly clarify how Invizyne's technology and synthetic biology is currently being utilized commercially, if applicable, or discuss the anticipated steps and timelines for reaching the commerical engagements you say the Invizyne is exploring.

Executive Compensation, page 79

13.   Please revise the summary compensation table to follow the format specified in Item 402(n) of Regulation S-K. In addition, include compensation for two most highly compensated executive officers other than the principle executive officer, who were serving as executive officers at the end of the last completed fiscal year. Refer to Item 402(m)(2)(ii) of Regulation S-K.

Christopher Marlett
MDB Capital Holdings, LLC
December 7, 2022
Page 4

Certain Relationships and Related Transactions, page 81

14. Please describe your policies and procedures for the review, approval and ratification of related party transactions. Refer to Item 404(b) of Regulation S-K.

Description of Capital, page 84

15. We note on the cover page that you describe your two classes of securities as "common equivalent equity representing your limited liability interests." Please revise to explain this under Description of Capital, including a discussion of each class of your outstanding securities.

Consolidated Statements of Operations, page F-24

16. We noted the line item "Realized gain on investment securities" with a disclosed amount of $11,675,455 for the year ended December 31, 2020, is titled differently in the statement of operations by segment on page F-37 as "Realized gain on equity securities to members". Please tell us and revise to clarify if the realized gain is derived from the sale of investment securities or their distribution to members and revise to correct the inconsistency as necessary. Please also revise your Operating Income (Loss) section on pages 45 and 47 in the MD&A to expand your disclosure regarding this gain to include relevant details about i) the nature of these investments, ii) how the investments were initially acquired, iii) how you determined the gain, and iv) under what circumstances the investments were distributed to members or sold. In addition please tell us the accounting guidance you considered in determining the gain recognized.

Note 2. Summary of Significant Accounting Policies, page F-28

17. Based on your disclosures on page 17 and other parts of the filing it does not appear that you consider yourself an investment company. Given that substantially all of your operating gains and losses appear to be attributable to investment securities, please tell us how you determined that you were not an investment company in the scope of ASC 946 during the periods presented, considering the guidance in paragraphs 946-10-15-4 through 15-9.

Fair Value of Financial Instruments, page F-30

18. We note your disclosure on page F-31 that securities sold and not yet purchased are recorded at fair value with the change in fair value during the period being recorded as an unrealized gain or loss. However it does not appear you include the required disclosures for securities sold and not yet purchased in your description of valuation techniques or the fair value hierarchy tables. Please revise to include this disclosure or tell us why you believe it is not required and what authoritative guidance you relied on in making that determination. Refer to ASC 820-10-50.

19. We note in the "Reconciliation of fair value measurements categorized within Level 3 of

the fair value hierarchy" table on page F-32 that you recognized Unrealized losses of $10,436,678 during 2021 which is the same amount as the entire fair value of Level 3 warrants as of December 31, 2020 as disclosed in the preceding table. We further note that you also present in the same reconciliation table realized gains of $2,178,337 with a corresponding amount attributed to Sales or distribution during 2021. Please tell us in detail and revise to discuss i) whether these disclosed amounts relate to the same warrants, ii) how the amounts disclosed as Unrealized losses and Realized gains were determined and if they relate to the same warrants why they are presented as separate line items in 2021, and iii) the specific line items within which they are presented in your consolidated statement of operations for the year ended December 31, 2021 on page F-24 and the six months ended June 30, 2021 on page F-3. Please also expand your discussion in your MD&A as applicable to explain the impact of these fair value changes on your operating results for each of the periods presented.

ITEM 15. Recent Sales of Unregistered Securities, page II-2

20.   For the first two issuances of shares listed in this section, please state the nature and aggregate amount of considerations you received. Refer to Item 701(c) of Regulation S-K.

Selling Security Holders, page 5

21.   In your next amendment please include the selling security holders table. Refer to Item 507 of Regulation S-K.

ITEM 17. Undertaking, page II-3

22.   Please revise sub-section (a)(1)(ii) of your undertakings section to follow the language in Item 512(a)(1)(ii) of Regulation S-K.

General

23.   We note disclosure that you intend to opt out of the extended transition period for applying new or revised accounting standards. Please revise the facing page of your filing to check the box indicating your election to not use the extended transition period for complying with new or revised financial accounting standards.

24.   Please remove references to your "profitability" on pages 18, 29 and 68 because you have not yet achieved profitability.

25.   Please identify and explain what assets held by you are "investment securities" for purposes of Section 3 of the Investment Company Act. Additionally, identify the percentage of the value of the company's total assets that are "investment securities." As part of your response, please also include an analysis of any exemptions you rely upon, if applicable, or advise. We may refer your response and filing to the staff of the Division of Investment Management for assessment of your status under the Investment Company Act

of 1940.

26. We note your disclosure on page 34 and page 3 of the selling shareholders prospectus that selling shareholders may sell their shares at prevailing market prices or privately negotiated prices. Please revise your disclosure to clarify that selling shareholders must sell at fixed prices until a market develops and then they may sell at prevailing market prices or negotiated prices.

27. We note that you are a limited liability company but appear to be registering common stock instead of units of the limited liability company. We also note your references to units on page 89 in the material tax consequences section and references to the K-1 report on page 89, which are consistent with your limited liability company structure. Please tell us why you are registering common stock and file your organizational documents as exhibits to the registration statement for our review.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Schroeder at 202-551-3294 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at 202-551-3601 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance